Mail Stop 3010

December 17, 2009

Mr. John Reyes
Senior Vice President and Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201

> **Re:** **Public Storage Properties, Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009**
> **File No. 0-08667**

Dear Mr. Reyes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief